

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 4, 2009

Mr. Frank Abbott
Interim Financial Director
Harmony Gold Mining Company Limited
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa

      Re: **Harmony Gold Mining Company Limited**
               Form 20-F for the Fiscal Year Ended June 30, 2008
               Filed October 29, 2008
               Form 20-F/A for the Fiscal Year Ended June 30, 2008
               Filed July 27, 2009
               File No. 1-31545

Dear Mr. Abbott:

      We have completed our review of your 2008 Form 20-F, and related amendment, and do not, at this time, have any further comments.

                                  Sincerely,

                                  Jill S. Davis
                                  Branch Chief